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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.________)*

                            SIFCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $1.00 Far Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  826546-10-3
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                                 (CUSIP Number)


Janice G. Carlson, 101 Artillery Post Road, Fort Sam Houston, TX 78234    210/227-6715
-----------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 15, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------                           ---------------------------
CUSIP No.  826546-10-3                               Page _____  of ______ Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Janice G. Carlson
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [XX]
                                                           (b) [  ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
                  00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [  ]

--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. Citizen

--------------------------------------------------------------------------------

                7  SOLE VOTING POWER


  NUMBER OF    ----------------------------------------------------------------

   SHARES

BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY           1,987,908

 REPORTING     -----------------------------------------------------------------

   PERSON       9  SOLE DISPOSITIVE POWER

   WITH
               -----------------------------------------------------------------

               10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,987,908

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.77%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

                       00

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                                                          2 of 7


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                                  SCHEDULE 13D
--------------------------                            --------------------------
CUSIP No.  826546-10-3                                Page_____ of _______ Pages
--------------------------                            --------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles H. Smith, III
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [XX]
                                                           (b) [  ]

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
                  00

--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [  ]

--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. Citizen

--------------------------------------------------------------------------------

                7  SOLE VOTING POWER


  NUMBER OF    ----------------------------------------------------------------

   SHARES

BENEFICIALLY    8  SHARED VOTING POWER

  OWNED BY           1,987,908

 REPORTING     -----------------------------------------------------------------

   PERSON       9  SOLE DISPOSITIVE POWER

   WITH
               -----------------------------------------------------------------

               10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,987,908

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]


--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.77%

--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

                       00

--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock, par value $1 per share (the "Shares") of SIFCO Industries, Inc., an Ohio corporation ("SIFCO"), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed by Charles H. Smith, III and Janice G. Carlson as trustees (collectively the "Trustees") under the Voting Trust Agreement dated as of January 15, 1997 (the "Voting Trust Agreement") which extends and renews until January 31, 2002 the Voting Trust Agreement originally dated December 28, 1986.

        Information as to each of these individuals is set forth below:

        (a) Charles H. Smith, III.

        (b) Mr. Smith's residence address is 8708 Rayburn Rd., Bethesda, Maryland 20817.

        (c) Mr. Smith's present principal occupation is financial specialist, at the InterAmerican Development Bank.

        (d) Mr. Smith has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

        (e) Mr. Smith has not, during the last five years, been a party to any civil proceeding as a result of which he is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f) Mr. Smith is a citizen of the United States.

        (a) Janice G. Carlson

        (b) Mrs. Carlson's residence address is 101 Artillery Post Road, Fort Sam Houston, Texas 78234.

        (C) Mrs. Carlson's present principal occupation is homemaker.

        (d) Mrs. Carlson has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

        (e) Mrs. Carlson has not, during the last five years, been a party to any civil proceeding as a result of which she is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f) Mrs. Carlson is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

        Mr. Smith and Mrs. Carlson currently own, as Trustees, 1,987,908 SIFCO Shares pursuant to the Voting Trust Agreement. The Voting Trust Agreement was renewed for a term beginning February 1, 1997 and ending January 31, 2002 by the Voting Trust Agreement dated January 15, 1997 to which this filing relates. Concurrently with the effectiveness of the Voting Trust Agreement, Mrs. Carlson was designated a Voting Trustee to replace her predecessor, Jeffrey P. Gotschall.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the formation of the Voting Trust Agreement is to continue the investment of the signing shareholders in SIFCO and to continue to maintain the stability of SIFCO through the Trustees' exercise of voting control over the SIFCO Shares in the Voting Trust.

        The Trustees have no plan or proposal that would result in:

        (a) the acquisition or disposition of any additional SIFCO securities by any person;

        (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving SIFCO or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of SIFCO or any of its subsidiaries;

        (d) any change in the present Board of Directors or management of SIFCO, including any plan or proposal to change the number or term of directors or fill any existing vacancies on the Board;

        (e) any material change in the present capitalization or dividend policy of SIFCO;

        (f) any other material change in SIFCO's business or corporate structure;

        (g) changes in SIFCO's Articles of Incorporation or Regulations or instruments corresponding thereto which may impede the acquisition of control of SIFCO by any person;

        (h) causing a class of securities of SIFCO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of SIFCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j) any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

        (a) The aggregate number of SIFCO Shares subject to the Voting Trust Agreement is 1,987,908, constituting approximately 38.77% of the 5,127,000 Shares of SIFCO outstanding on November 1, 1996. The ownership of voting trust certificates under the Voting Trust Agreement is set forth on Exhibit 1.

        (b) Mr. Smith and Mrs. Carlson share the power to vote the Shares subject to the Voting Trust Agreement. Although the Trustees do not have the power to dispose of the Shares subject to the Voting Trust, they share the power to terminate the Voting Trust or to return Shares subject to the Trust to holders of voting trust certificates.

        (c) No transactions in SIFCO Shares or voting trust certificates have been engaged in during the past sixty days by the Trustees or, to their knowledge, any of the signing shareholders.

        (d) Under the terms of the Voting Trust Agreement, all dividends paid with respect to SIFCO Shares are distributed to the holders of the related voting trust certificates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Voting Trust Agreement is for a five-year term ending January 31, 2002. The Trustees may terminate the trust during any original or extended term by notice to the holders of the voting trust certificates.

ITEM 7. EXHIBITS.

        Exhibit (1). Voting Trust Certificate distribution as of February 1,
1997.

        Exhibit (2). Voting Trust Agreement.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  January 21, 1997                    /s/ Charles H. Smith, III
                ---                         -----------------------------------
                                            Charles H. Smith, III

Dated:  January 21, 1997                     /s/  Janice G. Carlson
                ---                          -----------------------------------
                                             Janice G. Carlson

                                 EXHIBIT INDEX


Exhibit No.                    Description of Exhibit
-----------                    ----------------------

    (1)                        Voting Trust Certificate
                               distribution as of
                               February 1, 1997

    (2)                        Voting Trust Agreement
                               dated January 15, 1997